Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisitions Update
Released	07:00 09-Oct-06

RNS Number:1358K
Wolseley PLC
09 October 2006

NEWS RELEASE

Wolseley plc
Acquisitions update
£111 million spent on four bolt on acquisitions taking total for bolt on acquisitions for the year so far to £160 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today four further bolt on acquisitions for an aggregate consideration of £111 million. In a full year, these bolt on acquisitions are expected to add approximately £148 million in additional revenue.

Since the beginning of the financial year on 1 August 2006, a total of ten bolt on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £160 million. These ten acquisitions are expected to add approximately £238 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £109 million. In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group (formerly known as Danske Traelast) for £1,353 million which brings aggregate acquisition spend for the year to £1,513 million.

North America

On 2 October 2006, the assets of Lawrence Plumbing Supply, Co and the shares of Castle Supply Company, Inc and Castle North Corporation ("Castle Group") were acquired from Joseph Lawrence, Joseph White, Robert Stern, Robert Caldwell and John Thomas in the USA. Castle Group is a premier distributor of plumbing products with 27 locations in Florida. This acquisition will compliment Wolseley's established presence in Florida's commercial plumbing market. In the year ended 31 December 2005, Castle Group had revenue of $165.3 million (£87.9 million) and gross assets of $28.4 million (£15.1 million) at that date.

On 2 October 2006, Ferguson acquired Northern Water Works Supply, Inc ("NWWS") from David B. McNair, David B. McNair Grantor Retained Annuity Trust, Janet B. McNair, Ron J. Vasko and J. Jeffrey Mogush. NWWS is the largest independent wholesaler of waterworks products in the states of Minnesota, North Dakota, South Dakota, Iowa, Western Wisconsin and Northern Illinois. In the year ended 31 December 2005, NWWS had revenue of $91.2 million (£48.5 million) and gross assets of $20.1 million (£10.7 million) at that date.

Europe

On 2 October 2006, Wolseley UK acquired Murdock ECD Limited and Murdock Haworth Limited ("Murdock") from Murdock Group Limited. Murdock consists of three builders merchant branches located in the north west of England. In the year ended 31 December 2005, Murdock had revenue of £7.1 million and gross assets of £0.7 million at that date.

On 5 October 2006, DT Group acquired Helatukku Finland Oy ("Helatukku") from Wedeco and Hannu Rantanen. Helatukku, based in Western Finland, imports, markets and distributes items mainly for the kitchen cabinet manufacturing industry. In the year ended 31 December 2005, Helatukku had revenue of €6.3 million (£4.2 million) and gross assets of €3.0 million (£2.0 million) at that date.

The divisional split of the total acquisition spend since 1 August 2006 is:

Division	No. of Acquisitions	Spend £ Million

Europe	5	26
North America	5	134
TOTAL BOLT ONS	10	160
Acquisition of DT Group	1	1,353
TOTAL ACQUISITION SPEND	11	1,513

Chip Hornsby, Group Chief Executive of Wolseley said:

"We are delighted to announce these four bolt on acquisitions which complement our existing business in Europe and North America. Making bolt on acquisitions is an important part of delivering double digit growth and the pipeline for the year remains strong. The acquisitions announced today include our first bolt on in Finland, which following the recent purchase of DT Group, will help strengthen our platform for growth in the region."

ENQUIRIES:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Media:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Exchange Rates

The following exchange rate has been used for the acquisitions noted above:

£1 = $1.88, £1 = €0.67

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has more than 79,000 employees operating in 22 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic,Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, San Marino, Puerto Rico, Panama, Trinidad & Tobago and Mexico. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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END